Filed Pursuant to Rule 253(g)(2)

File No. 024-10686

CNOTE GROUP, INC.

SUPPLEMENT NO. 2 DATED SEPTEMBER 4, 2019

TO THE OFFERING CIRCULAR DATED AUGUST 29, 2017

This Supplement No. 2 (“Supplement No. 2”) supplements, and should be read in conjunction with, the offering circular of CNOTE GROUP, INC. (the “Company”, “we”, “our” or “us”), dated August 29, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 29, 2017, as supplemented by that certain Supplement No. 1 dated January 1, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this Supplement No. 2 shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Change in the Closing Threshold in principal of CNote Notes from $100,000 to $50,000.

Change in Closing Threshold

Effective as of the date of this Supplement No. 2 and for all CNote Notes issued on or after such date, the Company will issue CNote Notes in a series of Closings, which occur within 24 hours or as soon as reasonably practicable, with no discretion to extend or delay, after the Company has obtained commitments from investors to purchase an aggregate of at least $50,000 (the “Closing Threshold”) in principal of CNote Notes. Notwithstanding anything to the contrary in the Offering Circular, this change in the Closing Threshold applies to CNote Notes issued on or after the date of this Supplement No. 2. Except as expressly set forth herein, the Company’s offering of CNote Notes, as described in the Offering Circular, as supplemented by the Company’s public reports filed with the Securities and Exchange Commission and available at the Commission’s website, www.sec.gov, which the Company incorporates by reference in the Offering Circular, remains unchanged.